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18000859

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SEC MAIL PROCESSING
Received
FEB 23 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Menalto Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2550 Hanover Street
(No. and Street)

Palo Alto	CA	94304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kendra Borrego 650-453-5816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLC
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Nels R. Nelsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Menalto Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Co-CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certificate of Acknowledgment of Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
)ss.
COUNTY OF Santa Clara)

On January 20, 2018, before me, Kaye J. Duran, a Notary Public, personally appeared Nels Raymond Nelson, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity, and that by his/her/their signature(s) on the instrument the person(s), or the entity(ies) upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY of PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature

KAYE J. DURAN
Comm. No. 2220262
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Oct. 30, 2021

(seal)

Menalto Advisors, LLC

Statement of Financial Condition

May 1, 2016 (inception) to December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Menalto Advisors, LLC

TABLE OF CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Menalto Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Menalto Advisors, LLC. (the Company) as of December 31, 2017 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 15, 2018

We have served as the Company's auditor since 2016.

Menalto Advisors, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	1,662,258
Accounts receivable		111,356
Prepaid expenses		47,956
Property and equipment, net		29,564
Security deposit		34,776
TOTAL ASSETS	$	1,885,910

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	110,551
Accrued compensation		322,197
Deferred revenue		24,167
TOTAL LIABILITIES		456,915
MEMBER'S EQUITY		1,428,995
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,885,910

The accompanying notes are an integral part of this financial statement.

Menalto Advisors, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1 - Organization

Menalto Advisors, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2016 under the laws of the State of Delaware and received its FINRA license on October 17, 2016. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Palo Alto, California.

The Company is wholly owned by Menalto Group, LLC (the "Parent"), a holding company located in Palo Alto, CA.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain client transactions as outlined in the applicable engagement letter. Engagement fees are non-refundable and generally deferred and recognized over the initial sixty (60) days of the engagement. Success and advisory fees are recognized upon the conclusion of the client transaction or project completion.

The Company considers all fees receivable at December 31, 2017 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2017.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the initial twenty-four (24) months of the lease term.

Computer Equipment	3 years
Leasehold improvements	2 years

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the period May 1, 2016 (inception) to December 31, 2017, the Company had one client who represented 32% of the revenues with the next two largest clients representing 15% and 13%, respectively.

Seven (7) clients represented all of the Company's fees receivable at December 31, 2017.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2017, the Company had net capital of $1,205,343, for regulatory purposes, which exceeded its requirement by $1,174,867. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 1500% or less (or less than 800% for 12 months after commencing business as a broker-dealer). At December 31, 2017, this ratio was 37.91%.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Capital distributions to the Parent shall be done as and when unanimously determined by the managers of the Company, provided that after such distribution the Company must have adequate capital to conduct its business plans in compliance with regulatory requirements.

Note 5 - Property and Equipment, Net

Property and equipment, net at December 31, 2017 are summarized as follows:

Computer equipment	$	42,552
Leasehold improvements		4,763
Property and equipment, gross		47,315
Less: Accumulated depreciation and amortization		17,751
Property and equipment, net	$	29,564

Depreciation and amortization expense, for the period May 1, 2016 (inception) through December 31, 2017, amounted to $17,751.

Note 6 - Commitments

The Company is obligated under a lease agreement for office space expiring December 31, 2020. The agreement provides the Company with an early termination option, which must be exercised in writing no later than July 1, 2018, to end the agreement on December 31, 2018.

The total future rent commitment under this arrangement is as follows:

Years Ending December 31:		
2018	$	180,000
Total commitment with early termination		180,000
2019		180,000
2020		180,000
Total commitment without early termination	$	540,000

Total rent expense, for the period May 1, 2016 (inception) through December 31, 2017, was $195,000.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2017 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, the Company distributed $498,000 of the $906,931 calendar year 2017 profits to the Parent.